UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 4)

                         Regeneron Pharmaceuticals, Inc.
-------------------------------------------------------------------------------
                              (Name of The Company)

                   Common Stock (Par Value $ 0.001 Per Share)
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   75886F 10 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Terry L. Overbey
-------------------------------------------------------------------------------
                          The Procter & Gamble Company
                           One Procter & Gamble Plaza
                            Cincinnati, OH 45202-3315
                                 (513) 983-4463
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                  March 9, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D
-------------------------
CUSIP No.   75886F 10 7
-------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    The Procter & Gamble Company
                    Identification Number 31-0411980

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                       (b) |_|

---------- --------------------------------------------------------------------
3          SEC USE ONLY


---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                           |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Ohio

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            5,662,505

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              5,662,505

------------------------- -------- --------------------------------------------
---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,662,505

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            |-|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    ------%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO

---------- --------------------------------------------------------------------



                                  SCHEDULE 13D
-------------------------
CUSIP No.   75886F 10 7
-------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Procter & Gamble Pharmaceuticals, Inc.
                    Identification Number  31-1209457

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                       (b) |_|

---------- --------------------------------------------------------------------
3          SEC USE ONLY


---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                           |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Ohio

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            5,662,505

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              5,662,505

------------------------- -------- --------------------------------------------
---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,662,505

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            |-|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.54%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO

---------- --------------------------------------------------------------------




ITEM 1.    SECURITY AND ISSUER.
           --------------------

           This  Amendment  No. 4 (the  "Amendment  No. 4") to the  Statement on
Schedule 13D (the Statement as so amended, the "Statement") relates to the Common Stock, par value $.001 per share (the "Common Stock) of Regeneron Pharmaceuticals, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are at 777 Old Saw Mill Road, Tarrytown, NY 10591.


ITEM 2.    IDENTITY AND BACKGROUND.
           ------------------------

           (a) Name:  The Procter & Gamble Company
               State of Incorporation:  Ohio
               Principal Business:  Manufacture and marketing of consumer products
               Address of Principal Business:  One Procter & Gamble Plaza
                                               Cincinnati, Ohio 45202

               Name:  Procter & Gamble Pharmaceuticals, Inc.
               State of Incorporation:  Ohio
               Principal Business:  Manufacture and marketing of pharmaceutical products
               Address of Principal Business:  same

           (b) Not applicable

           (c) Not applicable

           (d) Not applicable

           (e) Not applicable

           (f) Not applicable

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           --------------------------------------------------

           Not applicable

ITEM 4.    PURPOSE OF TRANSACTION.
           -----------------------

           (a)  Item 4(a) of the Statement is hereby amended as follows:

           On March 9, 2001, Procter & Gamble Pharmaceuticals, Inc. ("P&G Pharmaceuticals") entered into an agreement to sell (the "Sale") 1,000,000 shares of Common Stock owned by P&G Pharmaceuticals to four affiliated institutional investors at a cash price of $20.00 per share and for an aggregate purchase price of $20 million. The Sale is scheduled to be consummated on March 14, 2001. Following the Sale, the Reporting Person will beneficially own 5,662,505 the shares of Common Stock. In connection with the Sale, the Reporting Person, on March 9, 2001, entered into an agreement with the Company pursuant to which the Reporting Person agreed not to, directly or indirectly, effect any sale, pledge or other disposition to any third party of any other shares of Common Stock owned by the Reporting Person for a period of one year from the date of such agreement, except that the Reporting Person may tender all or any shares of Common Stock owned by it into any tender or exchange offer for shares representing more than 20% of the Company's voting power that is supported by the Company's Board or for shares representing more than 50% of the Company's voting power as to which the Company's rights plan is rendered inapplicable as a result of Company action or final court order.

           (b) None
           (c) None
           (d) None
           (e) None
           (f) None
           (g) None
           (h) None
           (i) None
           (j) None

ITEM 5.    INTERESTS IN SECURITIES OF THE COMPANY.
           ---------------------------------------

           (a)  After  giving  effect  to  the  Sale,   the   Reporting   Person
beneficially owns 5,662,505 shares of Common Stock, representing 16.54% of the total shares of Common Stock.

           (b) The Reporting Person has sole voting power over all shares of Common Stock so beneficially owned by it and does not share voting power over any such shares. The Reporting Person has sole dispositive power over all shares of Common Stock so beneficially owned by it and does not share dispositive power over any such shares.

           (c) See Item 4(a) for information responsive to this item.

           (d) Not applicable.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.
           --------------------------------------------------------

           Not applicable

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
           ---------------------------------

           The following documents are filed as Exhibit:

Exhibit 1  Form of Sale Agreement
Exhibit 2 Letter Agreement between the Company and the Reporting Person with respect to the disposition of shares of Common Stock.




                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 12, 2001
                                         THE PROCTER & GAMBLE COMPANY




                                         By:    /s/GRETCHEN W. PRICE
                                                -------------------------------
                                         Name:  Gretchen W. Price
                                         Title: Vice President and Treasurer



           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 2001
                                         PROCTER & GAMBLE PHARMACEUTICALS, INC.




                                         By:    /s/GRETCHEN W. PRICE
                                                -------------------------------
                                         Name:  Gretchen W. Price
                                         Title: Vice President and Treasurer